U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS


A.  Name of issuer or person filing ("Filer"): VIKING ENERGY ROYALTY TRUST

B.  This is [check one]

    [X]  an original filing for the Filer

    [_]  an amended filing for the Filer

C.  Identify the filing in conjunction with which this Form is being filed:

    Name of registrant:           VIKING ENERGY ROYALTY TRUST

    Form type:                    FORM CB

    File Number (if known):       000-50328

    Filed by:                     VIKING ENERGY ROYALTY TRUST

    Date Filed (if filed
    concurrently, so indicate):   DECEMBER 23, 2004 (CONCURRENTLY)

D. The Filer is incorporated or organized under the laws of ALBERTA, CANADA and has its principal place of business at

              330 FIFTH AVENUE S.W.
              SUITE 400
              CALGARY, ALBERTA
              CANADA
              T2P 0L4
              TELEPHONE: (403) 268-3175

E. The Filer designates and appoints NATIONAL CORPORATE RESEARCH, LTD. ("Agent"), located at:

              NATIONAL CORPORATE RESEARCH, LTD.
              225 WEST 34TH STREET
              SUITE 910
              NEW YORK, NY 10122
              TELEPHONE: (212) 947-7200

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

         (a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

         (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered by the Filer on Form CB on December [ ], 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on
              Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.


G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 23rd day of December, 2004.


Filer:   VIKING ENERGY ROYALTY TRUST      By: /s/ Robert Fotheringham
                                              --------------------------------
                                              Name:  Robert Fotheringham
                                              Title: Vice President Finance and
                                                     Chief Financial Officer

         This statement has been signed by the following persons in the capacities and on the dates indicated.


                                             NATIONAL CORPORATE RESEARCH, LTD.
                                             As Agent for Service of Process for
                                             Viking Energy Royalty Trust


                                             By: /s/ Colleen A. De Vries
                                                 ----------------------------
                                                 Name:  Colleen A. De Vries
                                                 Title: Vice President


Date: December 23, 2004